CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our reports dated December 5, 2001, relating to the financial statements and financial highlights which appear in the October 31, 2001 Annual Reports to Shareholders of the Strong Intermediate Municipal Bond Fund, the Strong Municipal Ultra Short Fund (formerly known as the Strong Municipal Advantage Fund), the Strong Municipal Money Market Fund, the Strong Short-Term High Yield Municipal Fund, the Strong Tax-Free Money Fund, and the Strong Wisconsin Tax-Free Fund (six of the series constituting the Strong Municipal Funds, Inc.), which are also incorporated by reference into the Registration Statement. We also consent to the references to us under the headings "Financial Highlights" and "Independent Accountants" in such Registration Statement.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
February 21, 2002